Exhibit 99.1
FCA reports record third quarter results with Adjusted EBIT of €1.5 billion, up 29%, Adjusted Net Profit of €740 million and Net Profit of €606 million. Group Adjusted EBIT margin of 5.6%, up 130 bps. Full-year guidance is raised.

•	Worldwide combined shipments(1) of 1,123 thousand units, substantially in line with prior year; Jeep combined shipments(1) up 3%

•	Net revenues of €26.8 billion, in line with Q3 2015

•	Adjusted EBIT increased 29% to €1,500 million, with improvement in all segments except LATAM; EBIT was €1,341 million as compared with €225 million in Q3 2015

•	Adjusted Net Profit increased over three-fold to €740 million; Net Profit of €606 million, up €1.0 billion from prior year

•	Net industrial debt increased €1.0 billion from June 2016 mainly due to normal working capital seasonality

•	Market share in U.S. increased to 12.5%, up 30 bps, and in Europe to 6.1%, up 40 bps; remained market leader in Brazil with 18.6% market share

FIAT CHRYSLER AUTOMOBILES - Financial Results
Nine months ended September 30					Three months ended September 30
2016	2015 (2)	Change		(€ million, except as otherwise noted)	2016	2015 (2)	Change
3,487	3,481	6	—%	Combined shipments(1) ('000 units)	1,123	1,138	(15)	(1)%
3,327	3,396	(69)	(2)%	Consolidated shipments(1) ('000 units)	1,066	1,112	(46)	(4)%
81,299	81,181	118	—%	Net revenues	26,836	26,798	38	—%
3,708	2,147	1,561	+73%	EBIT	1,341	225	1,116	+496%
4,507	3,264	1,243	+38%	Adjusted EBIT(3)	1,500	1,163	337	+29%
1,405	(103)	1,508	n.m.(7)	Net profit/(loss)	606	(387)	993	n.m.(7)
1,977	613	1,364	+223%	Adjusted net profit(3)	740	210	530	+252%
0.890	(0.075)	0.965	n.m.(7)	Diluted earnings/(loss) per share (EPS) (€)	0.388	(0.255)	0.643	n.m.(7)
1.256	0.399	0.857	+215%	Adjusted diluted EPS(3) (€)	0.474	0.140	0.334	+239%
6,514	5,049 (5)	1,465		Net industrial debt(3)	6,514	5,474 (4)	1,040
25,292	27,786 (5)	(2,494)		Debt	25,292	25,374 (4)	(82)
23,197	24,557 (5)	(1,360)		Available liquidity	23,197	24,748 (4)	(1,551)

ADJUSTED EBIT	ADJUSTED NET PROFIT

•
Record Q3 driven by continued strong performance in NAFTA and Components with significant improvement in APAC, Maserati and EMEA
•
LATAM at nearly break-even with continued difficult market conditions
•
NAFTA margin increased to 7.6% from 6.7%
•
Maserati returned to double-digit margin at 11.8%

•
Increase primarily driven by strong operating performance
•
Net financial expenses down €93 million to €528 million primarily driven by gross debt reduction
•
Tax expense in Adjusted net profit decreased to €232 million from €332 million primarily due to the increased use of tax credits

NET INDUSTRIAL DEBT	2016 GUIDANCE

•
Cash flow generation from operating activities of €0.8 billion, including negative impact of €1.2 billion of normal seasonal working capital increase
•
Capital expenditures of €2.0 billion, in line with prior year
•
Strong available liquidity at €23.2 billion

Group raises full-year guidance due to strong year-to-date operating performance:

•
Net revenues > €112 billion confirmed
•
Adjusted EBIT (6) raised to > €5.8 billion from > €5.5 billion
•
Adjusted net profit(6) raised to > €2.3 billion from > €2.0 billion
•
Net industrial debt < €5.0 billion confirmed

_____________________________________________________________________________________________________
(1) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries (2) The Group's results have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015; refer to page 8 for a reconciliation of these results to amounts previously reported (3) Refer to page 7 for reconciliations of Adjusted EBIT to EBIT, Adjusted net profit to Net profit, Adjusted diluted EPS to Diluted EPS and page 8 for a reconciliation of Net industrial debt to Debt (4) At June 30, 2016 (5) At December 31, 2015 (6) These supplemental financial measures are non-GAAP; guidance is not provided on the most directly comparable IFRS financial statement line item as the income or expense excluded from Adjusted EBIT and Adjusted net profit in accordance with our policy are, by definition, not predictable and uncertain (7) Number is not meaningful

Results by segment

Net revenues and Adjusted EBIT by segment
Net revenues			Adjusted EBIT
Three months ended September 30			Three months ended September 30
2016	2015	(€ million)	2016	2015
16,810	17,704	NAFTA	1,281	1,186
1,491	1,515	LATAM	(16)	28
861	842	APAC	21	(83)
5,070	4,611	EMEA	104	20
873	516	Maserati	103	12
2,390	2,348	Components	112	98
(659)	(738)	Other activities, unallocated items and adjustments	(105)	(98)
26,836	26,798	Total	1,500	1,163

NAFTA	Three months ended September 30		Change
	2016	2015	Actual	CER
Shipments (thousands of units)	627	685	(8)%
Net revenues (€ million)	16,810	17,704	(5)%	(5)%
Adjusted EBIT (€ million)	1,281	1,186	+8%	+8%
Adjusted EBIT margin	7.6%	6.7%	+ 90 bps

Adjusted EBIT margin up 90 bps to 7.6%. U.S. market share(8) up 30 bps
•
Shipments decrease primarily due to planned reduction in Chrysler 200 and Dodge Dart volumes in connection with NAFTA capacity realignment plan: U.S. -45 thousand units (-8%), Canada -9 thousand units (-13%), Mexico -4 thousand units (-13%)
•
Net revenues decrease due to lower shipments, with higher fleet mix, partially offset by favorable vehicle mix
•
Adjusted EBIT increase primarily due to positive net pricing (net of negative FX transaction impact from CAD and MXN), purchasing efficiencies and lower warranty costs, partially offset by lower revenues, increase in product costs for content enhancements and higher manufacturing costs
•
Adjusted EBIT excludes net charges of €149 million, primarily relating to estimated costs associated with a planned recall for which there is ongoing litigation with a component supplier; although FCA believes the component supplier has responsibility for the recall, no recovery has been recognized as of September 30, 2016 in accordance with applicable accounting guidance as a resolution with the supplier has not yet been reached

_____________________________________________________________________________________________________
(8) Sales data represents sales to retail and fleet customers and limited deliveries to Group-related persons. Sales by dealers to customers are reported through a new vehicle delivery system.

LATAM	Three months ended September 30		Change
	2016	2015	Actual	CER
Shipments (thousands of units)	111	140	(21)%
Net revenues (€ million)	1,491	1,515	(2)%	(7)%
Adjusted EBIT (€ million)	(16)	28	n.m.(7)	n.m.(7)
Adjusted EBIT margin	(1.1)%	1.8%	n.m.(7)

Remained market leader in Brazil, with market share of 18.6%
•
Decrease in shipments reflects poor market conditions in Brazil due to continued macroeconomic weakness, partly offset by improvement in Argentina: Brazil -30 thousand units (-26%), Argentina +2 thousand units (+8%)
•
Decrease in Net revenues with lower shipments, partially offset by favorable vehicle mix mainly from the all-new Fiat Toro
•
Adjusted EBIT decrease primarily as a result of higher input costs driven by inflation and foreign exchange effects

APAC	Three months ended September 30		Change
	2016	2015	Actual	CER
Shipments (thousands of units)	22	30	(27)%
Net revenues (€ million)	861	842	+2%	+2%
Adjusted EBIT (€ million)	21	(83)	n.m.(7)	n.m.(7)
Adjusted EBIT margin	2.4%	(9.9)%	n.m.(7)

Jeep sales up 76% driven by ongoing transition to localized production in China
•
Decrease in shipments due to transition to local Jeep production in China, through JV with GAC; combined shipments (including JV produced units) up 69% to 61 thousand units
•
Net revenues slight increase primarily as a result of favorable vehicle mix in China and increased sales of components to the China JV offsetting lower shipments
•
Adjusted EBIT increase mainly due to favorable mix on imported vehicles, lower net price due to incentives for completion of the sell-out of discontinued and other imported vehicles and improved results from China JV

EMEA	Three months ended September 30		Change
	2016	2015	Actual	CER
Shipments (thousands of units)	295	250	+18%
Net revenues (€ million)	5,070	4,611	+10%	+12%
Adjusted EBIT (€ million)	104	20	+420%	+414%
Adjusted EBIT margin	2.1%	0.4%	+170 bps

Continued profit and margin improvement together with market share growth
•
European market share (EU28+EFTA) for passenger cars up 40 bps to 6.1% (up 70 bps to 28.9% in Italy) and up 30 bps to 11% for light commercial vehicles (LCVs)(9) (up 70 bps to 45.2% in Italy)
•
Passenger car shipments up 16% to 229 thousand units and shipments of LCVs up 24% to 66 thousand units
•
Net revenues increase primarily due to higher volumes and favorable vehicle mix mainly driven by all-new Fiat Tipo family
•
Adjusted EBIT increase mainly driven by higher Net revenues, purchasing efficiencies, improved results from joint ventures and favorable FX, partially offset by higher advertising to support new product launches, as well as higher research and development and manufacturing costs

MASERATI	Three months ended September 30		Change
	2016	2015	Actual	CER
Shipments (units)	10,656	6,916	+54%
Net revenues (€ million)	873	516	+69%	+73%
Adjusted EBIT (€ million)	103	12	+758%	+779%
Adjusted EBIT margin	11.8%	2.3%	+950 bps

Return to double-digit Adjusted EBIT margin at 11.8%
•
Increase in shipments driven by launch of all-new Levante, partially offset by decrease in Ghibli, with significant increases in all regions: China (+109%), North America (+42%) and Europe (+67%)
•
Net revenues increase primarily due to higher shipments, positive net pricing and favorable vehicle and market mix mainly from all-new Levante
•
Adjusted EBIT improvement resulting from increase in Net revenues, partially offset by increase in industrial costs and commercial launch activities

_____________________________________________________________________________________________________
(9) Due to unavailability of market data for LCVs in Italy, the figures reported are an extrapolation and discrepancies with actual data could exist

COMPONENTS (Magneti Marelli, Comau and Teksid)	Three months ended September 30		Change
	2016	2015	Actual	CER
Net revenues (€ million)	2,390	2,348	+2%	+2%
Adjusted EBIT (€ million)	112	98	+14%	+18%
Adjusted EBIT margin	4.7%	4.2%	+ 50 bps

Continued strong performance with Adjusted EBIT margin up to 4.7%
•
Increase in Net revenues reflects higher volumes and favorable mix at Magneti Marelli, partially offset by lower volumes at Comau
•
Adjusted EBIT increase due to higher Net revenues, partially offset by higher industrial costs
•
Magneti Marelli non-captive Net revenues at 69%, in line with Q3 2015

Brand Activity

▪
Production of all-new Jeep Compass began in September at Pernambuco (Brazil) plant, a global compact SUV that will be produced with 17 fuel-efficient powertrain options for consumers in more than 100 countries with additional production sites in China, India and Mexico
▪
Introduction of Jeep to India market with launches of Jeep Wrangler and Jeep Grand Cherokee in August
▪
Jeep Grand Cherokee wins AutoPacific's 2016 “Best-in-Class Ideal Vehicle Award” for mid-size SUV segment for sixth consecutive year

▪ Commercial launch of restyled 2017 Maserati Quattroporte and Maserati Ghibli in July ▪ Commercial launch of the all-new Maserati Levante in APAC (July) and NAFTA (August)

▪
Awards of “Autonis 2016” competition by German automotive magazine, Auto Motor und Sport included:
▪
Alfa Romeo awarded “Design Brand of the Year”
▪
All-new Alfa Romeo Giulia won in mid-size category
▪
Alfa Romeo MiTo won in small-car category

▪ All-new 2017 Chrysler Pacifica: ▪ Named “2016 Top Safety Pick+” by Insurance Institute for Highway Safety (IIHS) ▪ Named to first-ever “Wards 10 Best User Experience” list for 2016

▪
Launch 2017 Fiat Uno in LATAM of new FCA global Firefly small engine family with 1.0 liter three-cylinder engines and 1.3 liter four-cylinder versions, which will power small cars in Brazil and other markets including Europe, Africa and Asia

▪
Abarth 124 Spider was unveiled in Japan at Automobile Council 2016 show in August
▪
Abarth 595 won award in Minicar category of “Autonis 2016” competition by German automotive magazine, Auto Motor und Sport

▪ Dodge Challenger wins AutoPacific's 2016 “Best-in-Class Ideal Vehicle Award” for sporty car segment

▪
Ram 1500 Lone Star Silver Edition, with premium and functional upgrades, and Ram TRX concept with 575 horsepower, were unveiled at State Fair of Texas
▪
New special-edition 2017 Ram 1500 Night Package, with customized blacked-out wheels, grille and badging was announced

Reconciliations

Nine months ended September 30		Adjusted EBIT to EBIT	Three months ended September 30
2016	2015	(€ million)	2016	2015
4,507	3,264	Adjusted EBIT (10)	1,500	1,163
(414)	—	Recall campaigns - airbag inflators	—	—
(157)	—	Planned recall - in litigation with supplier	(157)	—
(156)	—	NAFTA capacity realignment	—	—
—	(761)	Change in estimate for future recall campaign costs	—	(761)
—	(142)	Tianjin (China) port explosions	—	(142)
(19)	(80)	Venezuela currency devaluation	—	—
—	(81)	U.S. National Highway Traffic Safety Administration (NHTSA) consent order	—	—
(66)	(25)	Restructuring reversal/(costs)	1	(13)
(16)	(15)	Impairment expense	(16)	(11)
13	—	Gains on disposal of investments	8	—
16	(13)	Other	5	(11)
(799)	(1,117)	Total adjustments	(159)	(938)
3,708	2,147	EBIT	1,341	225

Nine months ended September 30		Adjusted net profit to Net profit/(loss)	Three months ended September 30
2016	2015	(€ million)	2016	2015
1,977	613	Adjusted net profit (11)	740	210
(799)	(1,117)	Adjustments (as above)	(159)	(938)
227	401	Tax impact on adjustments	25	341
(572)	(716)	Total adjustments, net of taxes	(134)	(597)
1,405	(103)	Net profit/(loss)	606	(387)

Nine months ended September 30		Adjusted diluted EPS to Diluted EPS	Three months ended September 30
2016	2015		2016	2015
1.256	0.399	Adjusted diluted EPS (€/share) (12)	0.474	0.140
(572)	(716)	Total adjustments, net of taxes (€ million)	(134)	(597)
(0.366)	(0.474)	Impact of adjustments on Diluted EPS (€/share)	(0.086)	(0.395)
0.890	(0.075)	Diluted EPS (€/share)	0.388	(0.255)
1,563,044	1,510,274	Weighted average number of shares outstanding for diluted EPS (thousand)	1,565,634	1,511,370

__________________________________________________________________________________________________
(10) Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature; (11) Adjusted net profit is calculated as Net profit excluding post-tax impacts of the same items excluded from Adjusted EBIT; (12) Adjusted diluted EPS is calculated by adjusting Diluted EPS for the impact of the same items excluded from Adjusted EBIT

Net industrial debt to Debt	At September, 2016	At June 30, 2016
(€ million)
Net industrial debt (13)	6,514	5,474
Net financial services debt	1,708	1,689
Net debt	8,222	7,163
Current financial receivables from jointly-controlled financial services companies	62	50
Other financial assets/(liabilities), net	48	(397)
Current securities	334	414
Cash and cash equivalents	16,626	18,144
Debt	25,292	25,374

The following is a reconciliation of the Group's results as reported herein (re-presented to exclude Ferrari) to the Group's results previously reported for the three and nine months ended September 30, 2015.

Nine months ended September 30, 2015				Three months ended September 30, 2015
Results - excluding Ferrari (as reported herein)	Ferrari, net of intercompany (14)	Results - including Ferrari (previously reported)	(€ million, except as otherwise noted)	Results - excluding Ferrari (as reported herein)	Ferrari, net of intercompany (14)	Results - including Ferrari (previously reported)
3,396	6	3,402	Consolidated shipments ('000 units)	1,112	2	1,114
81,181	1,911	83,092	Net revenues	26,798	670	27,468
2,147	353	2,500	EBIT	225	135	360
3,264	364	3,628	Adjusted EBIT	1,163	140	1,303
(103)	229	126	Net profit/(loss)	(387)	88	(299)

__________________________________________________________________________________________________
(13) Net industrial debt is computed as: debt plus other financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) other financial assets; therefore, debt, cash and other financial assets/liabilities pertaining to Financial Services entities are excluded from the computation of Net industrial debt (14) the amounts presented for Ferrari are not representative of the income statement of Ferrari on a stand-alone basis, as these amounts are net of transactions between Ferrari and other companies of the Group

This document, and in particular the section entitled “2016 Guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures in relation to compliance with environmental, health and safety regulation; developments in labor and industrial relations and developments in applicable labor laws; increases in costs; disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On October 25, 2016, at 1.30 p.m. BST, management will hold a conference call to present the 2016 third quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group website prior to the call.

London, October 25, 2016